                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                         For the month of November 2005

                        Commission File Number 001-15012
                                               ---------

                           Hanarotelecom incorporated
                            (Name of the Registrant)

                          43, Taepyeongno 2-ga, Jung-gu
                              Seoul, Korea 100-733
                    (Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                           Form 20-F  X  Form 40-F
                                     ---           ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

                                 Yes      No  X
                                     ---     ---

     (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

                                 Yes      No  X
                                     ---     ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

                                 Yes      No  X
                                     ---     ---

     (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___) hanarotelecom incorporated (the "Company") is furnishing under cover of Form 6-K, a fair and accurate English language translation of:

     Exhibit 99.1: a corporate disclosure relating to the Company's quarter report for the nine month period ended September 30, 2005, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on November 14, 2005.

     Exhibit 99.2: a corporate disclosure relating to the Company's unaudited non-consolidated financial statements for the three months and nine months ended September 30, 2005 on the basis of financial statements included in the quarterly report we filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on November 14, 2005.

                                   SIGNATURES


              Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                hanarotelecom incorporated



Date: November 21, 2005                         By: /s/ Janice Lee
                                                    ----------------------------
                                                Name: Janice Lee

                                                Title: CFO

                                  EXHIBIT INDEX

Exhibit No.          Description
-------------        -----------------------------------------------------------

Exhibit 99.1: a corporate disclosure relating to the Company's quarter report for the nine month period ended September 30, 2005, filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on November 14, 2005.

Exhibit 99.2: a corporate disclosure relating to the Company's unaudited non-consolidated financial statements for the three months and nine months ended September 30, 2005 on the basis of financial statements included in the quarterly report we filed with Korea Securities Dealers Association Automated Quotation Market ("KOSDAQ") and the Financial Supervisory Commission of Korea on November 14, 2005.